June 27, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:       Pamela A. Long
Assistant Director
Division of Corporation Finance

Re:           Phoenix International Ventures, Inc.
Amendment No. 2 to Registration Statement on Form SB-2
Registration Statement No. 333-140257

Dear Ms. Long:

Phoenix International Ventures, Inc. (the “Company”) has filed with the Commission Amendment No. 2 to the above referenced Registration Statement (the “Registration Statement”). For your convenience, we are providing you with three paper copies of Amendment No. 2, marked to show the changes made from Amendment No. 1 to the Registration Statement, which was filed with the Commission on May 14, 2007. The changes reflected in Amendment No. 2 are intended to respond to the comments set forth in your letter dated May 31, 2007 (the “Comment Letter”) and to update certain information. The changes made in response to the Comment Letter are discussed below. The numbered paragraphs below correspond to the numbered comments in the Comment Letter.

General

Comment:

1.	It does not appear that you have accurately marked all changes, including for example the text you added at page 20. Ensure that you provide us with precisely marked documents to expedite our review.

Response:

We regret the inaccuracies in the marked copies delivered to you in response to your February 23, 2007 Comment Letter and we have changed our procedures for creating marked drafts accordingly.

Corporate Information, page 1

Comment:

2.	Please disclose the business reasons for the reverse merger in your filing. We note your response to prior comment 2.

Response:

In response to your comment, we have disclosed the principal business reasons for the reverse merger that were originally provided to you supplementally in our Amendment No. 2. See page 1 and page 14.*

Market For Common Equity and Related Stockholder Matter, page 12

Registration Rights, page 13

Comment:

3.
We have read your response to comment five from our letter dated February 23, 2007.  It is still unclear how you accounted for the registration rights.  Please disclose how you accounted for the registration rights related to the debt conversion agreements.  Please tell us what consideration you gave to EITF-00-19, FAS 133 and EITF 05-4 in your analysis of the accounting for your registration rights.  Ensure the disclosure for the registration rights are provided in your audited statements.

Response:

In response to your comment, we have supplemented the discussion of the applicable registration rights provisions to make clear that the three creditors are exercising their piggy back registration rights and are having their shares registered pursuant to this registration statement.  See page 13.

The Company in its accounting treatment of the registration rights related to the debt conversion agreements considered EITF-00-19, FAS 133 and EITF 05-4.  The accounting treatment of the registration rights related to the debt conversion agreements is discussed in Note 9 to the Notes to the Financial Statements for Phoenix International Ventures, Inc. for the year end December 31, 2006.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the Period Ended December 31, 2006 and December 31, 2005, page 15

Comment:

4.
We have read your response to comment eight from our letter dated February 23, 2007.  You indicate that the increase in revenue is primarily attributable to repeat orders and new orders from new contracts and programs.  Expand your disclosures to quantify the amount of repeat orders or new orders as it relates to the manufacture, upgrade and remanufacture of support equipment.  Also, expand your discussion of revenues to identify and quantify each revenue stream and the reasons for the changes period to period related to product sales, manufacturing, remanufacturing and feasibility studies.

Response:

In response to your comment, we have expanded our disclosures to quantify the amount of repeat orders or new orders as it relates to the manufacture, upgrade and remanufacture of support equipment.  We have also expanded our discussion of revenues in order to identify and quantify each revenue stream and the reasons for the changes period to period related to product sales, manufacturing, remanufacturing and feasibility studies.  See page 15 and page 17.

Comparison of the Years Ended December 31, 2005 and 2006 page 20

*Page references are to the applicable pages of the as filed, EDGARized version of Amendment No. 2.

Comment:

5.	In addition to the other information requested below in connection with prior comment 8, please revise the disclosure in this section to separately quantify the amount of legal fees for 2005.

Response:

In response to your comment, we have revised our disclosures to quantify separately the amount of legal fees incurred in 2005.  See page 17.

Financial Statements

General

Comment:

6.           Please update your financial statements to comply with Item 310(g) of Regulation S-B.

Response:

In response to your comment, we have updated our financial statements to comply with Item 310(g) of Regulation S-B.  See page 54 et seq.

Note 1 – Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-10

Comment:

7.	We have read your response to comment 19 from our letter dated February 23, 2007. Please provide the following.

•
With regards to the fourth bullet point, disclose your policy regarding fixed price contracts as mentioned on page 6 and how you account for these fixed priced contracts.  Please also include the typical length of time these contracts last in your disclosure.

Response:

In response to your comment, we have in Note 1 more fully disclosed our policy regarding fixed price contracts: revenues are recognized when delivery has occurred, persuasive evidence of an agreement exists, the vendor fee is fixed or determinable, and no further obligation exists and collectability is probable. Generally, title passes on the date of shipment or delivery, depending on the terms of sale. Cost of goods sold consists of the cost of raw materials and labor related to the corresponding sales transaction.  A typical fixed price contract takes between 3-4 months from receiving the purchase order to delivery.  See page F-8.

Note 6 – Legal Settlement, page F-14

Comment:

8.	We have read your response to comment 20 from our letter dated February 23, 2007.

•
As previously requested, supplementally address each of our bullets in prior comment 20.  Your supplement response should comprehensively address each of our prior concerns and indicate how and where you have made revisions to your financial statements.

•
It still remains unclear how you recorded this legal settlement in your statement of operations.  Please tell us which accounting period this legal settlement was initially recorded in your statement of operations.  Please cite the accounting literature used to support your conclusions.

•
Label each of the applicable financial statements as restated.  Provide a comprehensively detailed footnote that discusses the restatement related to your legal settlement adjustments.  Your disclosure should include the amounts as reported and as restated with the adjustments shown as reconciling items.  Your disclosure should also include the impact on all financial statements including the statement of operations, statement of stockholders’ deficit and statement of cash flows for all periods affected.  You should also disclose the line items that each amount was previously included in and the line item each is now included in.  Please also label the appropriate periods as restated on the face of the financial statements.  Refer to paragraphs 25 and 26 of SFAS 154.

•
We note that your auditor’s report does not refer to the restatement of your statement of operation, statement of stockholders’ deficit and statement of cash flows for the year ended December 31, 2005 for adjustments related to your legal settlement or to the footnote that discusses the restatement.  Please request that your auditor’s revise their report to include a reference to the restatement and the footnote that further discuss this restatement.  See AICPA U.S. Auditing Standards Section 420.12.

Response:

In response to your comment, we set forth below a bullet by bullet response to each of your bullets in comment 20 in your letter dated February 23, 2007.

•
Statements of Operations - We have adjusted the December 31, 2005 restated financial statements so that the $154,639 legal expenses are classified as operating expenses under General and Administrative costs. Please see page F-3 and note at page F-12, which discusses the restatement of the December 31, 2005 financial statements.

•
We have adjusted the December 31, 2005 restated financial statements to remove the $942,177 cancellation of debt income. Please see note at page F-12, which discusses the restatement of the December 31, 2005 financial statements.

•
Statements of Cash Flows - The December 31, 2004 financial statements were adjusted accordingly. However, the financial statements for the year ended December 31, 2004 do not appear in the Form SB-2 as amended.

•	Note 4 – Other Assets - Goodwill – We have adjusted the financial statements to remove goodwill.

•
Note 6 - Legal Settlement– The judgment awarded December 2005 for the sum of $1,173,913 replaced a previous liability for the sum of $1,019,275 related to the Kellstrom transaction as explained in Note 6 to the restatement of the December 31, 2005 financial statements. The $154,638 increase in this liability, due to the judgment, is included in General and Administrative expenses for the year ended December 31, 2005.

In response to your comment, we have labeled the financial statements for the year ended December 31, 2005 as “Restated” (see page F-3 et seq) and we have set forth in footnote 12 to the restated financial statements the restatement related to our legal settlement adjustments. See page F-12.

In response to your comment, our auditor’s report has been revised to include a reference to the restatement and the footnote that further discusses this restatement.

Financial Statements – Phoenix International Ventures, Inc.

General

Comment:

9.	Please make corresponding changes in Phoenix International’s financial statements to address the comments written on Phoenix Aerospace’s financial statements, as appropriate.

Response:

In response to your comment, we respectfully submit that there is no need to make any corresponding changes in Phoenix International Venture’s financial statements to address the comments written on Phoenix Aerospace’s financial statements.

Comment:

10.
We have read your response to comment 22 from our letter dated February 23, 2007.  Please update your notes to the financial statement to disclose the fiscal year end for Phoenix International Ventures, Inc.

Response:

The fiscal year end for Phoenix International Ventures, Inc. is December 31.  See page F-18.

Note 3 – Commitments, page F-23

Comment:

11.
We have read your response to comment 24 from our letter dated February 23, 2007. As previously requested, please expand this footnote to address how you accounted for the employment and consulting agreements discussed on page F-23. Ensure you address the accounting for all options issued in conjunction with these agreements. Your disclosures should also address how you accounted for the repurchase feature in your debt conversion agreement with Teja Shariff as discussed on page 41 of your document.  It appears that the repurchase feature would require you to repurchase your common stock for a purchase price of $48,000 on thirty days notice. Please cite the accounting literature used to support your conclusion.

Response:

In response to your comment, we have expanded the explanation in Note 3 of Phoenix International Ventures Inc financial statements.  In addition, please note that the options referred to in page F-23 have not been issued either as of December 31, 2006 or as of March 31, 2007. The options were issued on April 26, 2007.

The Company appreciates the Staff’s comments with respect to the Registration Statement, and the Company believes that it has responded to all of the comments. If you have any questions with respect to this letter, please contact the undersigned at (212) 752-9700.

Very truly yours,

GERSTEN SAVAGE LLP

By: /s/ Arthur Marcus, Esq.
      Arthur Marcus, Partner